Mail Stop 7010

      September 26, 2005

Via U.S. mail and facsimile

Mr. Pasquale Natuzzi
Chief Executive Officer, Natuzzi S.p.A.
Via Iazzitiello 47
70029 Santeramo, Italy

	RE:	Form 20-F for the fiscal year ended December 31, 2004
			File No. 1-11854

Dear Mr. Natuzzi:

		We have reviewed this filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. Some of our comments refer to US
GAAP literature. If your accounting under Italian GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote. These revisions should be included in your future filings.



Contractual Obligations and Commitments, page 32

2. Please revise your table of contractual obligations to include the following:

* Estimated interest payments on your debt;
* Estimated payments under interest rate swap agreements; and
* Planned funding of pension and other postretirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Item 15. Controls and Procedures, page 65

3. We note your disclosure that "the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required."
Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rules 13(a)-15(e) and 15(d)-15(e).

Financial Statements

Note 3.  Summary of Significant Accounting Policies

m).  Government Grants, page F-14

4. You state that capital grants are recognized in the consolidated statement of earnings as revenue based on a systematic basis over the useful life of the related asset. Please disclose the amount of capital grant income recorded in revenue for each period presented and help us understand why your presentation of these amounts as revenue is not discussed in Note 27.

o).  Net Sales, page F-15

5. You state that revenues are recorded net of returns, warranties and discounts. Please disclose the amount of warranty costs recorded for each period presented and help us understand why your presentation of these amounts as a reduction of revenues is not discussed in Note 27.
Note 14.  Taxes on Income

6. In light of your history of reporting net earnings, please tell us how you determined it is appropriate to record a full valuation allowance on your tax loss carryforwards as of December 31, 2004.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 551-
3734
or, in her absence, to Nudrat Salik, Review Accountant, at (202)
551-
3692.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief
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Mr. Pasquale Natuzzi
September 26, 2005
Page 3 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE